[Sidley Letterhead]
February 25, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Division of Investment Management

Re:	Registration Statement on Form N-1A of the Williams Capital Management Trust (the “Trust”) filed on behalf of the Williams Capital Government Money Market Fund (the “Government Fund”), Williams Capital Liquid Assets Fund (the “Liquid Assets Fund”) and Williams Capital U.S. Treasury Fund (the “Treasury Fund”, and together with the Government Fund and the Liquid Assets Fund, the“Funds”)
Ladies and Gentlemen:
     On behalf of the Trust, we hereby respond to certain comments provided by Jim O’Connor of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 19, 2010 regarding the post-effective amendment to the registration statement on Form N-1A (the “Registration Statement”) filed by the Trust on behalf of the Funds on December 22, 2009. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s response to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.
     Please note that the post-effective amendment to the Registration Statement attached hereto is being filed pursuant to Rule 485(b) under the Securities Act of 1933. It is proposed that this post-effective amendment become effective on February 26, 2010.

Comment 1:	Please provide the ticker symbols for the Service Shares of the Government Fund, the Institutional and Service Shares of the Liquid Assets Fund and the Institutional Shares of the Treasury Fund.

Response 1:	The Service Shares of the Government Fund, the Institutional and Service Shares of the Liquid Assets Fund and the Institutional Shares of the Treasury Fund have not yet commenced operations and therefore do not have ticker symbols. The references to these ticker symbols on the cover of the prospectuses will be removed.

Comment 2:	Please confirm that the investment objective of each Fund is as stated in the Summary.

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Response 2:	The investment objective of each Fund has been revised per the Staff’s suggestion.

Comment 3:	Please make the requested edits to the fees and expenses table and provide the numbers outstanding in such tables in the Institutional Shares prospectus of the Government Fund and the Liquid Assets Fund and the Institutional Shares prospectus of the Treasury Fund. Do the “Advisory Fees and Other Expenses” mentioned in the fee waiver footnote exceed 0.20%? Additionally, please confirm if “Other Expenses” include distribution (12b-1) fees and acquired fund fees and expenses.

Response 3:	The Funds have revised the row headings in the fees and expenses tables to conform to the language in the Form N-1A as suggested by the Staff. The numbers have also been provided. “Advisory Fees and Other Expenses” mentioned in the fee waiver footnote do exceed 0.20%. The “Other Expenses” mentioned in this footnote would include distribution (12b-1) fees and acquired fund feeds and expenses if there were any.

Comment 4:	Please provide the numbers for the Expense Example. Please confirm that the waiver is not given effect beyond the first year.

Response 4:	The numbers have been provided for the Expense Example. We confirm that the waiver is not given effect beyond the first year.

Comment 5:	Change “Primary Investment Strategies of the Fund” to “Principal Investment Strategies of the Fund”.

Response 5:	The requested change has been made.

Comment 6:	Please make the requested changes to the “Principal Risks of Investing in the Fund” section of each Fund’s Summary. Confirm that the Funds will not be sold through banks.

Response 6:	The requested changes have been made. We confirm that it is not currently contemplated that the Funds will be sold through banks.

Comment 7:	Please make the requested changes to the “Performance Information” section of each Fund’s Summary. Please provide the year-to-date information required by Item 4(b)(2)(ii) of the Form N-1A. Additionally, please confirm the inception date of the Institutional Shares of the Government Fund.

Response 7:	The requested changes to these sections have been made. The year-to-date information, as required by Item 4(b)(2)(ii) of the Form N-1A, will be provided in the bar chart showing the Fund’s performance. The Government Fund confirms that the inception date of its Institutional Shares is January 15, 2003, and the performance tables have been revised to reflect the correct inception date. Additionally, we have added a statement to the narrative describing the bar chart

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and the average annual total returns table stating that the table reflects all applicable fees.

In addition to the changes requested, the Government Fund has moved the first footnote to the performance information of its Service Shares, which states that the Service Shares have not commenced operations, to a separate paragraph preceding the narrative describing the bar chart and average annual total returns table.

Comment 8:	Confirm that the yield is calculated under Item 26(a)(1) of the Form N-1A.

Response 8:	The Funds confirm that the yield is calculated under Item 26(a)(1) of the Form N-1A.

Comment 9:	In the “Investment Adviser” section of each Fund’s Summary, delete “(previously defined as the “Adviser”)”.

Response 9:	The requested change has been made.

Comment 10:	In the “Primary Investment Strategies of the Fund” section of Liquid Assets Fund’s Summary, define “high-grade”.

Response 10:	The requested change has been made. The Fund has added the following sentence to this section: “The Fund considers securities in the top credit grades for short-term securities to be high-grade money market instruments. For each rating agency, the top short-term credit grades are defined as P-1 by Moody’s and A-1+ and A-1 by S&P.”

Comment 11:	Please make the suggested changes to the “Purchase and Sale of Fund Shares” section of the Summary in each prospectus.

Response 11:	The Funds have deleted the cross-reference to the section in the statutory prospectus where an investor can get more information about the purchase and sale of Fund shares per the Staff’s comment and have made the Staff’s suggested change from “accepted” to “received”.

Comment 12:	Please make the suggested changes to the “Tax Information” section of the Summary in each prospectus.

Response 12:	The Funds have changed “long-term capital gain” to “long-term capital gains” but respectfully decline to delete the language “as long-term capital gains.” The Funds believe that this language accurately reflects the taxation on long-term capital gains.

February 25, 2010

Comment 13:	Please change “individual financial professional” to “salesperson” in the “Payments to Broker/Dealers and Other Financial Intermediaries” section of the Summary in each prospectus.

Response 13:	The requested changes have been made.

Comment 14:	With respect to the Service Shares prospectus of the Government Fund and the Liquid Assets Fund, please make the requested edits to the fees and expenses table and provide the numbers outstanding in the table. Present the distribution (12b-1) fee of 0.30% and the shareholder servicing fee of 0.25% as line items in the fee table. If the shareholder servicing fee is part of the 12b-1 plan, show 0.55%. If not, show the shareholder servicing fee as a sub-heading under “Other Expenses” in the fee table. If the distribution (12b-1) fee and shareholder servicing fee are not subject to contractual waivers, remove references to the waivers in the footnotes.

Response 14:	The Funds have revised the row headings in the fees and expenses tables to conform to the language in the Form N-1A as suggested by the Staff. The numbers have also been provided. The shareholder servicing fee is now presented as a sub-heading under “Other Expenses” in the fee table. Additionally, the footnotes describing the distribution (12b-1) fee and shareholder servicing fee waivers have been removed.

Comment 15:	Please delete the sentence at the end of the Government Fund’s Summary in the Service Shares prospectus which reads, “For more information about purchase and sale of Fund shares, tax information and financial intermediary compensation, please turn to ‘Important Additional Information’ on page [ ] of this prospectus.”

Response 15:	The Fund believes that this sentence is important since it directs the investor to the rest of the Fund’s summary. Therefore, the Fund has left this sentence in the Summary.

Comment 16:	With respect to the Liquid Assets Fund, please explain whether or not investments in asset- and mortgage-backed securities are a principal investment strategy of the Fund. To what extent will the Fund invest in them? How are they “high quality”?

Response 16:	The Liquid Assets Fund does not intend to invest in asset- and mortgage-backed securities as a principal investment strategy. The disclosure has been revised to make clear that this is an other investment strategy. Asset- and mortgage-backed securities that meet the credit and maturity requirements of Rule 2a-7 are eligible for investment by the Liquid Assets Fund.

Comment 17:	In the “Selling Shares” section of the Treasury Fund’s prospectus, please explain what is meant by “normally” when the disclosure states that “[t]he Fund will pay the proceeds of the withdrawal either in Federal funds or in securities (“in-kind”) at the discretion of the Adviser, normally on the same Fund Business Day as the

February 25, 2010

withdrawal if the redemption order is received prior to the 5:00 p.m. Eastern time NAV calculation...”

Response 17:	Where it states that “[t]he Fund will pay the proceeds of the withdrawal either in Federal funds or in securities (“in-kind”) at the discretion of the Adviser, normally on the same Fund Business Day as the withdrawal if the redemption order is received prior to the 5:00 p.m. Eastern time NAV calculation...”, the Fund means that it intends to be able to pay redemption proceeds on the same day, but in no event will such proceeds be paid more than seven days after the withdrawal.

Comment 18:	Where the disclosure states that the “Adviser and the Transfer Agent may request additional documentation to establish that a redemption request has been authorized...”, please explain who must authorize the redemption request.

Response 18:	The redemption request must be authorized by the proper person at the redeeming shareholder.
     Please direct any further communication relating to this filing to the undersigned at (212) 839-5856 or Frank P. Bruno at (212) 839-5540. Thank you for your consideration of this filing.
Very truly yours,
/s/ Gladys Chang
Gladys Chang

cc:	James O’Connor Securities and Exchange Commission Dail St. Claire Williams Capital Management Trust

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